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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                SCHEDULE 14D-9
                               (AMENDMENT NO. 5)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                  ADT LIMITED
                           (Name of Subject Company)

                                  ADT LIMITED
                     (Name of Person(s) Filing Statement)


                   Common Shares, par value $0.10 per share
          (including the associated preference stock purchase rights)
                        (Title of Class of Securities)

                                  000915 10 8
                     (CUSIP Number of Class of Securities)


                               Stephen J. Ruzika
                                 c/o ADT, Inc.
                             1750 Clint Moore Road
                           Boca Raton, FL 33431-0835
                                (561) 988-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)


                                With a copy to:

                            David W. Ferguson, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Ave.
                           New York, New York 10017

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                                 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following sentence to the end of the eighth full paragraph under "Certain Litigation":

      This motion has been fully briefed and awaits a decision of the Court.

      The response to Item 8 is hereby amended by replacing the last sentence of the tenth full paragraph under "Certain Litigation" with the following:

      On April 7, 1997, the Company and the Board filed an opposition to WCI's motion for a preliminary injunction.

      The response to Item 8 is hereby amended by adding the following after the final paragraph of the prior response to Item 8:

Demand for Western Stockholder List

      On March 28, 1997, ADT Investments, Inc. ("ADT Investments"), a wholly owned subsidiary of ADT and a record holder of Western common stock, served a demand on Western, pursuant to Section 17-6510 of the Kansas General Corporation Code, that Western provide ADT Investments with, among other things, a complete record or list of stockholders of Western as of the record date for determining stockholders entitled to vote (the "Record Date") at the special meeting of Western's stockholders then scheduled for April 24, 1997 or as of a recent date if a Record Date list was not available.

      By letter dated April 4, 1997, Western responded to ADT Investments' request, stating that Western no longer planned to hold a special stockholders meeting on April 24, 1997, but rather planned to hold the meeting on June 17, 1997, and that no record date had yet been set for the June 17, 1997 meeting. Western stated that, in its view, ADT Investments' demand for a list of stockholders was therefore moot.

      ADT Investments responded to Western, by letter dated April 4, 1997, that its demand had not been mooted by the change of meeting date since (i) at the time the demand was delivered, there was a special meeting scheduled for April 24 and the "as of" date did not depend upon whether that meeting was actually held and (ii) even if a Record Date list was unavailable because Western had canceled the April 24 meeting, Western was still obligated to permit the requested inspection of the stockholder list and other records as of a recent date. ADT Investments' response requested compliance with its demand by noon on Monday, April 7, 1997.

      By letter dated April 7, 1997, Western reiterated its position that ADT Investments' demand for a list of stockholders was, in its view, moot until a record date for the rescheduled June 17, 1997 special meeting of stockholders has been set.

      ADT Investments is pursuing its remedies under Section 17-6510 of the Kansas General Corporation Code, including, on Tuesday, April 8, 1997, filing a petition in the District Court of Shawnee County, Kansas for a summary order to compel Western to comply with ADT Investments' demand.

Item 9.  Material to be Filed as Exhibits.

      The response to Item 9 is hereby amended by adding the following new exhibits:

        Exhibit 99.41 ADT Investments, Inc.'s demand for Western Resources,
                      Inc.'s stockholder list dated March 28, 1997.

        Exhibit 99.42 Letter dated April 4, 1997 from Western Resources, Inc.
                      to Blackwell Sanders Matheny Weary & Lombardi L.C.

        Exhibit 99.43 Letter dated April 4, 1997 from Blackwell Sanders
                      Matheny Weary & Lombardi L.C. to Western Resources, Inc.

        Exhibit 99.44 Letter dated April 7, 1997 from Western Resources, Inc.
                      to Blackwell Sanders Matheny Weary & Lombardi L.C.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        ADT LIMITED


                                        By: /s/ Stephen J. Ruzika
                                            __________________________________
                                                Stephen J. Ruzika
                                                Chief Financial Officer,
                                                Executive Vice President and
                                                Director (Principal Financial
                                                Officer and Principal
                                                Accounting Officer)

Dated: April 8, 1997